                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              SCHEDULE 13D
                      UNDER THE EXCHANGE ACT OF 1934

			   (Amendment No. 2)*

                      Jacksonville Bancorp, Inc. /FL/
-------------------------------------------------------------------------------
                            (Name of Issuer)

                       Common Stock, $.01 Par Value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  469249106
-------------------------------------------------------------------------------
                               (CUSIP Number)

                        Richard J. Perry, Jr., Esquire
                             Perry & Magli PLLC
                         1824 Jefferson Place, N.W.
                          Washington, D.C.  20036
                               (202) 775-8109
-------------------------------------------------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               May 27, 2004
-------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

						      Exhibit Index at page 13

-------------------------------------------------------------------------------
CUSIP NUMBER	469249106
-------------------------------------------------------------------------------
	1.		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
			OF ABOVE PERSONS (ENTITIES ONLY).

			Hovde Capital Advisors LLC / 03-0430205

-------------------------------------------------------------------------------
      	2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      			(a)X
			(b)
-------------------------------------------------------------------------------
	3.		SEC Use Only

-------------------------------------------------------------------------------
	4.		SOURCE OF FUNDS (See Instructions)

			AF
-------------------------------------------------------------------------------
	5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
			PURSUANT TO ITEMS 2(d) AND 2(e) [  ]

-------------------------------------------------------------------------------
	6.		CITIZENSHIP OR PLACE OF ORGANIZATION

			Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF		7.	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY			0
EACH			-------------------------------------------------------
REPORTING		8.	SHARED VOTING POWER
PERSON WITH(1)
				64,329 Shares
      			-------------------------------------------------------
			9.	SOLE DISPOSITIVE POWER

				0
      			-------------------------------------------------------
			10.	SHARED DISPOSITIVE POWER

				64,329 Shares
			-------------------------------------------------------
			11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
				REPORTING PERSON

      				64,329 Shares
-------------------------------------------------------------------------------
	12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
			CERTAIN SHARES. [  ]
-------------------------------------------------------------------------------
	13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

			3.8%
-------------------------------------------------------------------------------
	14.		TYPE OF REPORTING PERSON

			IA
-------------------------------------------------------------------------------
(1) The 64,329 Shares beneficially owned by Hovde Capital Advisors LLC are as
Investment Manager to Financial Institution Partners III, L.P., the direct owner.

Page 2 of 14

-------------------------------------------------------------------------------
CUSIP NUMBER	469249106
-------------------------------------------------------------------------------
	1.		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
			OF ABOVE PERSONS (ENTITIES ONLY).

			Financial Institution Partners III, L.P. / 52-2199979
-------------------------------------------------------------------------------
      	2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      			(a)X
      			(b)
-------------------------------------------------------------------------------
	3.		SEC Use Only

-------------------------------------------------------------------------------
	4.		SOURCE OF FUNDS

			WC
-------------------------------------------------------------------------------
	5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
			PURSUANT TO ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
	6.		CITIZENSHIP OR PLACE OF ORGANIZATION

			Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF		7.	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY			0
EACH			-------------------------------------------------------
REPORTING		8.	SHARED VOTING POWER
PERSON WITH(2)
				64,329 Shares
      			-------------------------------------------------------
			9.	SOLE DISPOSITIVE POWER

				0
      			-------------------------------------------------------
			10.	SHARED DISPOSITIVE POWER

				64,329 Shares
			-------------------------------------------------------
			11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
				REPORTING PERSON

      				64,329 Shares
-------------------------------------------------------------------------------
	12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
			CERTAIN SHARES. [  ]
-------------------------------------------------------------------------------
	13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

			3.8%
-------------------------------------------------------------------------------
	14.		TYPE OF REPORTING PERSON

			PN
-------------------------------------------------------------------------------
(2) Of the 64,329 Shares directly owned by Financial Institution
Partners III, L.P., 36,000 are warrants exercisable as of the date of this filing at $13.00 per share.

Page 3 of 14

-------------------------------------------------------------------------------
CUSIP NUMBER	469249106
-------------------------------------------------------------------------------
	1.		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
			OF ABOVE PERSONS (ENTITIES ONLY)

      			Eric D. Hovde
-------------------------------------------------------------------------------
      	2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      			(a)X
			(b)
-------------------------------------------------------------------------------
	3.		SEC Use Only

-------------------------------------------------------------------------------
	4.		SOURCE OF FUNDS

			AF/PF
-------------------------------------------------------------------------------
	5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
			PURSUANT TO ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
	6.		CITIZENSHIP OR PLACE OF ORGANIZATION

			USA
-------------------------------------------------------------------------------
NUMBER OF		7.	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY			15,651 Shares
EACH			-------------------------------------------------------
REPORTING		8.	SHARED VOTING POWER
PERSON WITH(3)
      				64,329 Shares
      			-------------------------------------------------------
			9.	SOLE DISPOSITIVE POWER

				15,651 Shares
      			-------------------------------------------------------
			10.	SHARED DISPOSITIVE POWER

				64,329 Shares
			-------------------------------------------------------
			11. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
				REPORTING PERSON

      				79,980 Shares
-------------------------------------------------------------------------------
	12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
			CERTAIN SHARES. [  ]
-------------------------------------------------------------------------------
	13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

			4.7%
-------------------------------------------------------------------------------
	14.		TYPE OF REPORTING PERSON

			IN
-------------------------------------------------------------------------------
(3) Of the 79,980 Shares beneficially owned by Eric D. Hovde, 64,329 of the
Shares are as President, Chief Executive Officer, and Managing Member of
Hovde Capital Advisors LLC, the Investment Manager to Financial Institution
Partners III, L.P., the direct owner, and 15,651 of the Shares are owned directly.

Page 4 of 14

-------------------------------------------------------------------------------
CUSIP NUMBER	469249106
-------------------------------------------------------------------------------
	1.		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION
			NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      			Steven D. Hovde
-------------------------------------------------------------------------------
      	2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      			(a)X
			(b)
-------------------------------------------------------------------------------
	3.		SEC Use Only

-------------------------------------------------------------------------------
	4.		SOURCE OF FUNDS

			AF/PF
-------------------------------------------------------------------------------
	5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
			PURSUANT TO ITEMS 2(d) AND 2(e) [  ]

-------------------------------------------------------------------------------
	6.		CITIZENSHIP OR PLACE OF ORGANIZATION

			USA
-------------------------------------------------------------------------------
NUMBER OF		7.	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY			30,651 Shares
EACH			-------------------------------------------------------
REPORTING		8.	SHARED VOTING POWER
PERSON WITH(4)
      				64,329 Shares
      			-------------------------------------------------------
			9. 	SOLE DISPOSITIVE POWER

				30,651 Shares
      			-------------------------------------------------------
			10.	SHARED DISPOSITIVE POWER

				64,329 Shares
			-------------------------------------------------------
			11. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
				REPORTING PERSON

      				94,980 Shares
-------------------------------------------------------------------------------
	12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
			CERTAIN SHARES. [  ]
-------------------------------------------------------------------------------
	13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

			5.6%
-------------------------------------------------------------------------------
	14.		TYPE OF REPORTING PERSON

			IN
-------------------------------------------------------------------------------
(4) Of the 94,980 Shares beneficially owned by Steven D. Hovde, 64,329 of the Shares are as Chairman of Hovde Capital Advisors LLC, the Investment
Manager to Financial Institution Partners III, L.P., the direct owner, 2,470 of the Shares are as trustee to certain trust accounts, the direct owners, and 28,181 of the Shares are owned directly.

Page 5 of 14

Item 1.  Security and Issuer

      The class of security to which this statement relates is the common stock, $.01 par value (the "Shares"), of Jacksonville Bancorp, Inc.
(the "Issuer"). The address of the principal executive offices of the Issuer is 76 South Laura Street, Suite 104, Jacksonville, Florida 32202.

Item 2.  Identity and Background

      The persons filing this statement are Hovde Capital Advisors LLC (the "Investment Manager"), Financial Institution Partners III, L.P. (the "Limited Partnership"), Eric D. Hovde, and Steven D. Hovde. The Investment Manager, the Limited Partnership, Eric D. Hovde and Steven D. Hovde are collectively referred to herein as the "Reporting Persons."

      Hovde Capital Advisors LLC, a Delaware limited liability company, is the Investment Manager to the Limited Partnership, which directly owns Shares.
Eric D. Hovde and Steven D. Hovde, through ownership of an interest in, and positions as officers, directors and/or members of the Investment Manager, each may be deemed to hold beneficial interests in the Shares directly owned by the Limited Partnership. Steven D. Hovde, as trustee to certain trust accounts, may be deemed to hold beneficial interests in the Shares directly owned by these trusts. Additionally, both Eric D. Hovde and Steven D. Hovde each, individually, directly own Shares. Each of Eric D. Hovde and Steven D. Hovde disclaim beneficial ownership of the Shares directly owned by the other.

      Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and offices for the Limited Partnership and the Investment Manager as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the Investment Manager who are Reporting Persons. The Investment Manager controls Financial Institution Partners III, L.P., the direct owner of Shares.

      None of the Reporting Persons or executive officers, directors or controlling persons of the Investment Manager or the Limited Partnership have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

      Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in Schedule 2 attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

      The Reporting Persons are making this filing in the event that the greater than one percent decrease in the Reporting Persons' beneficial ownership of the Shares, as of May 27, 2004, resulting from the Limited Partnership's disposition of Shares, is deemed to constitute a "material change" as defined in 17 C.F.R. Section 240.13d-2(a).

	The Reporting Persons have acquired, held and/or disposed of the Shares for investment purposes and as set forth below:

      Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

      The Reporting Persons expect to evaluate on an ongoing basis their investment in the Issuer, and may independently from time to time acquire additional Shares, dispose of Shares or formulate other purposes, plans or proposals regarding the Issuer or the Shares held by the Reporting Persons in addition to those discussed above. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

      Except as described above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule 1 hereto have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

      (a), (b) Schedule 3 attached hereto and incorporated by reference herein, sets forth, as of June 3, 2004, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date as to each of the Reporting Persons. For purposes of this filing, the Reporting Persons have determined that there are 1,482,336 Shares of the issuer outstanding, as listed in the 10Q filed by the issuer for the quarterly period ending March 31, 2004, and that there are 224,900 warrants outstanding, as listed in the 10K filed by the Issuer for the year ending December 31, 2003. Of the 224,900 Warrants outstanding, the Limited Partnership holds 36,000 Warrants exercisable at $13.00 per share. As of the date of this filing, the Limited Partnership has not exercised any Warrants.

      With respect to the Shares set forth on Schedule 3, the direct and/or beneficial ownership is as follows:

      By virtue of its control over the Limited Partnership, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnership are made by the Investment Manager, acting through its chairman, chief executive officer, president, or managing members.
As such, the Limited Partnership and the Investment Manager share voting and investment power with respect to those Shares. Therefore, as a result of their ownership interest in, and positions as directors, officers and/or managers of the Investment Manager, Eric D. Hovde and Steven D. Hovde may be deemed to have beneficial ownership of the Shares owned directly by the Limited Partnership.

      Steven D. Hovde, as trustee, manages certain trust accounts that directly own 2,470 Shares; therefore, Steven D. Hovde may be deemed to have beneficial ownership of these Shares.  Steven D. Hovde is the direct owner of 28,181
Shares.

      Eric D. Hovde is the direct owner of 15,651 Shares.

      Eric D. Hovde disclaims beneficial ownership of those Shares directly owned by Steven D. Hovde and those Shares which Steven D. Hovde may be deemed to beneficially own by virtue of his position as Trustee to certain trust accounts. Steven D. Hovde disclaims beneficial ownership of those shares directly owned by Eric D. Hovde.

      (c) Schedule 4 attached hereto and incorporated by reference herein, describes, as of June 3, 2004, transactions in the Shares effected by the Reporting Persons during the past sixty (60) days.

      (d)	None.

      (e) The Limited Partnership, the Investment Manager, and Eric D. Hovde ceased to be the beneficial owners of more than five percent of the Shares as of May 27, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7.  Materials to be filed as Exhibits

Exhibit A -	Consent Agreement pursuant to 17 C.F.R. section
		13d-1(k)(1)(iii)
Exhibit B -	Options Agreement between Morgan Stanley & Co. Incorporated and
		Financial Institution Partners III, L.P. (Incorporated by
		reference to Schedule 13D filed with the SEC on June 9, 2003)
Exhibit C -	Customer Prime Broker Agreement between Morgan Stanley Co.
		Incorporated and Financial Institution Partners III, L.P.
		(Incorporated by reference to Schedule 13D filed with
		the SEC on June 9, 2003)
Exhibit D -	Master Securities Loan Agreement between Morgan Stanley Co.
		Incorporated and Financial Institution Partners III, L.P.
		(Incorporated by reference to Schedule 13D filed with the SEC
		on June 9, 2003)
Exhibit E -	Account Control Agreement between Morgan Stanley Co.
		Incorporated and Financial Institution Partners III, L.P.
		(Incorporated by reference to Schedule 13D filed with the SEC on June 9, 2003)

				    	Signatures


	After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

      			FINANCIAL INSTITUTION PARTNERS III, L.P., by its General Partner, HOVDE CAPITAL, LTD.

      			By:  /s/ Richard J. Perry, Jr.
      			-------------------------------------------------
				Richard J. Perry, Jr.
      			Its:	Secretary

      			HOVDE CAPITAL ADVISORS LLC

      			By:  /s/ Richard J. Perry, Jr.
      			-------------------------------------------------
				Richard J. Perry, Jr.
      			Its:	Secretary

      			ERIC D. HOVDE

     	 		/s/ Eric D. Hovde
      			-------------------------------------------------

      			STEVEN D. HOVDE

			/s/ Steven D. Hovde
			-------------------------------------------------


Dated:	06/3/04

				     	Schedule 1

		       INFORMATION RELATING TO REPORTING PERSONS

      					Principal Business and
					Address of Principal Business
Name					or Principal Office
----					------------------------------

Financial Institution			Limited partnership formed to
Partners III, L.P.			make investments primarily in equity
					securities of financial institutions
					and financial services companies.

      					1826 Jefferson Place, N.W.
      					Washington, D.C. 20036
      					Organized: State of Delaware

Hovde Capital Advisors LLC		Limited liability company and
					registered investment adviser formed
					to serve as an investment manager.

      					1826 Jefferson Place, N.W.
      					Washington, D.C. 20036
      					Organized: State of Delaware



                    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS
                                 AND/OR CONTROLLING PERSONS

NAME				PRINCIPAL OCCUPATION
ADDRESS				BUSINESS ADDRESS		CITIZENSHIP
-------				--------------------		-----------
Steven D. Hovde(5) 		Investment banker		U.S.
1629 Colonial Parkway		Hovde Financial, Inc.
Inverness, Illinois 60067	1629 Colonial Parkway
      				Inverness, Illinois 60067
				Investment banking firm

Eric D. Hovde (6)		Portfolio Manager		U.S.
1826 Jefferson Place, N.W.	Hovde Capital Advisors LLC
Washington, D.C. 20036		1826 Jefferson Place, N.W.
				Washington, D.C. 20036
				Registered Investment Adviser

-------------------------------------------------------------------------------
(5) Steven D. Hovde is the Chairman of Hovde Capital Advisors LLC.

(6) Eric D. Hovde is the President, Chief Executive Officer and Managing Member of Hovde Capital Advisors LLC.

					SCHEDULE 2

	         The following table sets forth the amount and source of funds
		          used by each Reporting Person in acquiring the
                              Shares beneficially owned by it.

					Amount
					Originally
 		Total			Financed/		Source of
Name		Consideration		Current 		Balance	Funds
-------------------------------------------------------------------------------

Financial	$ 310,315		$0			Working Capital
Institution
Partners III,
L.P.

Hovde Capital	$ 310,315		$0			Working Capital
Advisors LLC							Of Affiliates

Eric D. Hovde	$ 501,240		$0			Working Capital
								Of Affiliates/
								Personal Funds

Steven D. Hovde	$ 745,612		$0			Working Capital
								Of Affiliates/
								Personal Funds


-------------------------------------------------------------------------------

				       SCHEDULE 3

	 The following table sets forth the number and approximate percentage of
	Shares beneficially owned by each of the Reporting Persons.  Each of the
	 Reporting Persons has shared power to vote or to direct the vote and to
	dispose or to direct the disposition of the Shares of which each of them,
		      respectively, possesses beneficial ownership.

								Approximate
Name				Number of Shares		Percentage
----				----------------		-----------


Financial Institution		 64,329				3.8%
Partners III, L.P.

Hovde Capital Advisors LLC	 64,329				3.8%

Eric D. Hovde			 79,980				4.7%

Steven D. Hovde			 94,980				5.6%
-------------------------------------------------------------------------------

Aggregate Shares Held by	110,631				6.5%
Reporting Persons


					SCHEDULE 4

	       Description of Transactions in Shares Effected Within 60 Days.

	  The Reporting Persons have effected the following transactions in
	   the Shares within sixty (60) days and all subsequent days up to
				      June 3, 2004:

-------------------------------------------------------------------------------
		Transaction	Number of Transaction	Transaction	Broker
		Date		Shares	  Price		Type
-------------------------------------------------------------------------------

Financial	05/25/04	800	  $24.25	Sell		REDI
Institution
Partners
III, L.P.

Financial	05/26/04	8,771	  $24.97	Sell		REDI
Institution
Partners
III, L.P.

Financial	05/27/04	8,500	  $25.00	Sell		REDI
Institution
Partners
III, L.P.

Financial	05/28/04	13,300	  $25.40	Sell		REDI
Institution
Partners
III, L.P.

Financial	06/01/04	10,500	  $25.32	Sell		REDI
Institution
Partners
III, L.P.

Financial	06/02/04	7,500	  $25.64	Sell		REDI
Institution
Partners
III, L.P.


-------------------------------------------------------------------------------


				EXHIBIT INDEX

									Page

Exhibit A -	Consent Agreement to 17 C.F.R. Section			14
		13d-1(k)(1)(iii)

Exhibit B -	Options Agreement between Morgan Stanley & Co.
      		Incorporated and Financial Institution
      		Partners III, L.P. (Incorporated by reference to
      		Schedule 13D filed with the SEC on June 9, 2003)

Exhibit C -	Customer Prime Broker Agreement between Morgan
		Stanley Co. Incorporated and Financial Institution
		Partners III, L.P. (Incorporated by reference to
		Schedule 13D filed with the SEC on June 9, 2003)

Exhibit D -	Master Securities Loan Agreement between Morgan
		Stanley Co. Incorporated and Financial Institution
		Partners III, L.P. (Incorporated by reference to
		Schedule 13D filed with the SEC on June 9, 2003)

Exhibit E -	Account Control Agreement between Morgan Stanley Co.
		Incorporated and Financial Institution Partners
		III, L.P. (Incorporated by reference to Schedule 13D
		filed with the SEC on June 9, 2003)


-------------------------------------------------------------------------------

									EXHIBIT A

		Consent Agreement Pursuant to 17 C.F.R. 13d-1(k)(1)(iii)

	Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(k)(1)(iii) with respect to his/its beneficial ownership of the shares of the Issuer.


		FINANCIAL INSTITUTION PARTNERS III, L.P., by its
		General Partner, HOVDE CAPITAL, LTD.

		By:  /s/ Richard J. Perry, Jr.
		-------------------------------------------------
			Richard J. Perry, Jr.
		Its:	Secretary

		HOVDE CAPITAL ADVISORS LLC

		By:  /s/ Richard J. Perry, Jr.
		-------------------------------------------------
			Richard J. Perry, Jr.
		Its:	Secretary

		ERIC D. HOVDE

		/s/ Eric D. Hovde
		-------------------------------------------------

		STEVEN D. HOVDE

		/s/ Steven D. Hovde
		-------------------------------------------------

Dated:	06/03/04